[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

June 20, 2016

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Addition of Class R6 Shares

Dear Ms. Bentzinger:

This letter responds to your comments given during a telephone conversation with our office on June 6, 2016, regarding the registration statements filed on Form N-1A with the Securities and Exchange Commission (the “Commission”) on April 29, 2016, for the below listed registrants with respect to the listed series of the registrants (collectively, the “Funds,” and individually, a “Fund”):

●	Nuveen Investment Funds, Inc.:

●	Nuveen Global Infrastructure Fund

●	Nuveen Real Asset Income Fund

●	Nuveen Small Cap Growth Opportunities Fund

●	Nuveen Small Cap Value Fund

●	Nuveen Investment Trust:

●	Nuveen NWQ Small/Mid-Cap Value Fund

●	Nuveen Concentrated Core Fund

●	Nuveen Large Cap Core Fund

●	Nuveen Large Cap Growth Fund

●	Nuveen Large Cap Value Fund

●	Nuveen Investment Trust II:

●	Nuveen Symphony Low Volatility Equity Fund

●	Nuveen International Growth Fund

●	Nuveen Investment Trust III:

●	Nuveen Symphony High Yield Bond Fund

●	Nuveen Investment Trust V:

●	Nuveen NWQ Flexible Income Fund

●	Nuveen Preferred Securities Fund

●	Nuveen Municipal Trust:

●	Nuveen All-American Municipal Bond Fund

●	Nuveen High Yield Municipal Bond Fund

The prospectuses and statements of additional information for the Funds have been revised in response to your comments.

COMMENTS FOR ALL FUNDS

PROSPECTUS

COMMENT 1 — COVER PAGE

Please provide the ticker symbols for the Class R6 shares on the cover pages once you obtain them.

RESPONSE TO COMMENT 1

The ticker symbols have been added to the cover pages.

COMMENT 2 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Prior to going effective, please file on EDGAR a correspondence that includes all of the information in the “Shareholder Fees” and “Annual Fund Operating Expenses” tables. Please note for future filings that this information is material per Rule 405 of the Securities Act of 1933 and should be included in a Rule 485(a) filing.

RESPONSE TO COMMENT 2

The information for the tables has been provided in Appendix A for all of the Funds except Nuveen All-American Municipal Bond Fund and Nuveen High Yield Municipal Bond Fund. As discussed, the information in these tables for Nuveen All-American Municipal Bond Fund and Nuveen High Yield Municipal Bond Fund will be calculated in the same manner as the other Funds and will be provided in the Rule 485(b) filing.

COMMENT 3 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

In the “Annual Fund Operating Expenses” tables, some of the expense waivers are in effect for less than one year from the date of its respective prospectus. Please extend the waiver expiration date or delete the waiver disclosures and calculations from the “Annual Fund Operating Expenses” table and “Example” section.

RESPONSE TO COMMENT 3

The expense waivers have been updated. Any expense waiver disclosed in the “Annual Fund Operating Expenses” table will be in effect for at least one year from the date of the Fund’s prospectus. Please see Appendix A.

COMMENT 4 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

The footnote to the Class R6 shares states that “Other Expenses are estimated for the current fiscal year.” Please explain supplementally why you believe the expenses for this class will be materially different from other share classes.

RESPONSE TO COMMENT 4

The expenses for Class R6 shares are estimated for the current fiscal year. As stated in the “How We Manage Your Money–Who Manages the Fund(s)–Management Fees” section, Class R6 shares are not subject to sub-transfer agent and similar fees. Consequently, the expenses for Class R6 shares are estimated by taking the expenses for Class I shares and subtracting sub-transfer agent and similar fees based on a recent calculation of such fees.

COMMENT 5 — FUND SUMMARY — PORTFOLIO TURNOVER

For all the Funds that have a portfolio turnover rate of 100% or higher, please disclose in the summary section that the Fund engage in frequent and active trading and disclose the risks of such activity.

RESPONSE TO COMMENT 5

Management will provide frequent trading disclosure for a Fund when it deems the disclosure appropriate. In some circumstances, a Fund may have a portfolio turnover rate higher than 100% for a particular year due to market conditions or other factors, but not generally engage in frequent trading. Conversely, a Fund may generally engage in frequent trading but not have a portfolio turnover greater than 100% for a given year. As such, Management will determine when disclosure related to frequent trading is appropriate.

COMMENT 6 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

For any Fund that is subject to Rule 35d-1 under the Investment Company Act of 1940 and includes derivatives in its 80% policy, please confirm supplementally that the derivatives will be valued at market value or fair value, and not notional value, for purposes of the Fund’s 80% policy.

RESPONSE TO COMMENT 6

For purposes of the applicable Fund’s 80% policy, derivatives held by the applicable Fund will be valued at market or fair value.

COMMENT 7 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

For any Fund that may engage in short sales as a principal investment strategy, please confirm supplementally that any expected dividend and interest expenses associated with the short sales are included in the fee table.

RESPONSE TO COMMENT 7

To the extent applicable, any expected dividend and interest expenses associated with short sales are included in the fee table for a Fund.

COMMENT 8 — FUND SUMMARY — PRINCIPAL RISKS

Please keep in mind the recent IM Guidance Update No. 2016-02 titled “Fund Disclosure Reflecting Risks Related to Current Conditions.” This IM Guidance Update addresses the need to update and review a Fund’s disclosures in light of recent market conditions.

RESPONSE TO COMMENT 8

Management has reviewed the referenced IM Guidance and is committed to revising Fund disclosure as appropriate in light of recent market conditions.

COMMENT 9 — FUND SUMMARY — PRINCIPAL RISKS

For any Fund that invests in bank loans as a principal investment strategy, please disclose the risks associated with a longer settlement period for loans. For example, the Fund may not be able to process redemption proceeds in time or the Fund may incur losses. In addition, please disclose that bank loans may not be securities and, therefore, may not have the protections afforded by the Federal securities laws.

RESPONSE TO COMMENT 9

For the applicable Fund, the “Loan Risk” disclosures have been revised. Specifically, the disclosures in the “Fund Summary–Principal Risks” section have been generally revised, including the addition of the following: “As a result of these extended settlement periods, the Fund may be required to sell other investments or temporarily borrow to meet its cash needs, including satisfying redemption requests.” Additionally, the disclosures in the “How We Manage Your Money–What the Risks Are” section have been generally revised, including the addition of the following: “Loans may not be considered “securities” and, as a result, a fund may not be entitled to rely on the anti-fraud protections of the securities laws.” Please see Appendix B for the fully revised disclosure.

COMMENT 10 — FUND SUMMARY — PRINCIPAL RISKS

For any Fund that invests in mortgage-backed securities or real estate investment trusts, please disclose the principal risks associated with investments in sub-prime mortgages, if applicable.

RESPONSE TO COMMENT 10

Management believes the current risk disclosures with respect to mortgage-backed securities and real estate investment trusts appropriately address the principal risks associated with these asset classes.

COMMENT 11 — FUND SUMMARY — PRINCIPAL RISKS

For any Fund that invests in large-capitalization companies as a principal investment strategy, please consider adding risk disclosure about investing in such large-capitalization companies.

RESPONSE TO COMMENT 11

Management has included risk disclosure concerning large-capitalization companies for Funds that have adopted a non-fundamental policy pursuant to Rule 35d-1 of the Investment Company Act of 1940 to invest at least 80% of their net assets in large-capitalization companies. For those Funds that invest in equity securities of companies with small-, mid- and large-capitalizations, Management has included risk disclosure concerning small- and mid-capitalization companies along with risk disclosure concerning all equity securities. Management does not believe that the risks of investing in large-capitalization companies, such as the risk of not being able to respond quickly to new competitive challenges or attain high growth rates, are material for Funds that invest across all capitalization levels.

COMMENT 12 — FUND SUMMARY — PURCHASE AND SALE OF FUND SHARES

Please clarify that the $5 million minimum for Class R6 shares is waived for qualified retirement plans if the shares are held through plan-level or omnibus accounts held on the books of the Fund.

RESPONSE TO COMMENT 12

Management believes this information is appropriately included in the statutory prospectus along with the description of the types of retirement plans that are eligible to invest in Class R6 shares.

COMMENT 13 — MORE ABOUT OUR INVESTMENT STRATEGIES

Please inform the staff of the Commission supplementally if any of the Funds may invest 15% or more in instruments that rely on Section 3(c)(7) or 3(c)(1) of the Investment Company Act of 1940 or investment pools that are excluded from the definition of investment company and are privately offered (for example, private oil and gas funds). The staff of the Commission may have additional comments on this upon receiving your response.

RESPONSE TO COMMENT 13

The Funds that may invest in securities of other pooled investment vehicles are not specifically limited in their investment in such securities. However, in no event will a Fund invest more than 15% of its net assets in illiquid securities.

COMMENT 14 — FINANCIAL HIGHLIGHTS

Please include as an exhibit to the registration statements the consent of the independent registered public accounting firm.

RESPONSE TO COMMENT 14

Consents will be added as exhibits to the registration statements.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 15 — INVESTMENT POLICIES AND TECHNIQUES — DERIVATIVES

For any Fund that may write credit default swaps, please disclose either in the “Derivatives” section or the “Asset Coverage Requirements” section that the Fund will segregate the full notional value amount of the credit default swaps to adequately cover its obligations.

RESPONSE TO COMMENT 15

The requested change has been made to the “Asset Coverage Requirements” section of the Statement of Additional Information. Please see Appendix B for a sample of the revised language.

COMMENT 16 — MANAGEMENT — BOARD COMPENSATION

Please note that some of the Funds have disclosure relating to how compensation was determined as of January 1, 2014. Please confirm to make sure the disclosures are accurate.

RESPONSE TO COMMENT 16

The compensation disclosures are accurate. This disclosure is included when the Board compensation figures presented in this section include amounts paid in 2014.

COMMENT 17 — MANAGEMENT — SHARE OWNERSHIP

Please update the ownership table to show values as of December 31, 2015.

RESPONSE TO COMMENT 17

The ownership tables have been updated.

COMMENT 18 — SERVICE PROVIDERS — SUB-ADVISER

Please provide the disclosures required by Items 19(a)(3)(ii) and (iii) of Form N-1A.

RESPONSE TO COMMENT 18

The current disclosures reflect the information required by Items 19(a)(3)(ii) and (iii) of Form N–1A. Pursuant to each Fund’s investment management agreement with the investment adviser, credits that reduce the advisory fee and/or expense limitations are applied at the adviser level and sub-advisory fees are based on a percentage of the advisory fee after application of such credits and/or expense limitations.

COMMENT 19 — SHARES OF BENEFICIAL INTEREST

Please provide the ownership information as of a date no more than 30 days prior to the date of the statement of additional information.

RESPONSE TO COMMENT 19

The ownership information has been updated.

COMMENT 20 — PURCHASE AND REDEMPTION OF FUND SHARES — SHAREHOLDER PROGRAMS —REINSTATEMENT PRIVILEGE

Please confirm that this section should not include Class R6 shares.

RESPONSE TO COMMENT 20

Management confirms that the disclosures in this section should not include Class R6 shares.

COMMENTS FOR NUVEEN GLOBAL INFRASTRUCTURE FUND

PROSPECTUS

COMMENT 21 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Considering that the Fund invests in exchange-traded funds and other investment companies as a principal investment strategy, please confirm that a line item disclosing acquired fund fees and expenses is not required for this Fund.

RESPONSE TO COMMENT 21

Management confirms that a line item disclosing acquired fund fees and expenses is not required for this Fund.

COMMENT 22 — FUND SUMMARY — PRINCIPAL RISKS

In the “Infrastructure Sector Risk,” please add specific industry and sector risk disclosures related to the industries and sectors noted in the “Principal Investment Strategies” section.

RESPONSE TO COMMENT 22

Management believes the current “Infrastructure Sector Risk” disclosure is appropriate. The Fund does not concentrate in any of the specific sectors or industries noted in the “Principal Investment Strategies,” and adding associated principal risk disclosure concerning these sectors or industries may lead an investor to believe such concentrations exist.

COMMENT 23 — MORE ABOUT OUR INVESTMENT STRATEGIES

In the disclosure regarding non-U.S. investments, please describe in more detail how the Fund defines non-U.S. issuers.

RESPONSE TO COMMENT 23

Management believes the current disclosures clearly and accurately describe how the Fund classifies non-U.S. issuers. Management believes the Fund’s method for classifying non-U.S. investments is reasonable.

COMMENTS FOR NUVEEN REAL ASSET INCOME FUND

PROSPECTUS

COMMENT 24 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Considering that the Fund invests in other investment companies, including exchange-traded funds, as a principal investment strategy, please confirm that a line item disclosing acquired fund fees and expenses is not required for this Fund.

RESPONSE TO COMMENT 24

Management confirms that a line item disclosing acquired fund fees and expenses is not required for this Fund.

COMMENT 25 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

If the Fund invests in precious metals, please expand the definition of real assets to specifically include this.

RESPONSE TO COMMENT 25

The Fund’s definition of real assets does not include precious metals and, therefore, the definition of real assets has not been revised.

COMMENT 26 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The “Principal Risks” section includes a “Frequent Trading Risk.” Please include the Fund’s frequent trading strategy in the “Principal Investment Strategies” section.

RESPONSE TO COMMENT 26

The “Principal Investment Strategies” section has been revised to include disclosure related to the Fund’s frequent trading strategy. Specifically, the following sentence has been added “The sub-adviser seeks to invest opportunistically based on market conditions, which may cause frequent trading of portfolio securities and a high portfolio turnover rate.”

COMMENT 27 — FUND SUMMARY — PRINCIPAL RISKS

Please add specific industry and sector risk disclosures related to the industries and sectors noted in the “Principal Investment Strategies” section.

RESPONSE TO COMMENT 27

Management believes the current disclosures are appropriate. The Fund does not concentrate in any of the specific sectors or industries noted in the “Principal Investment Strategies,” and adding associated principal risk disclosure concerning these sectors or industries may lead an investor to believe such concentrations exist.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 28 — INVESTMENT RESTRICTIONS

In the paragraph discussing a concentration in an industry, please change “net assets” to “total assets.” In addition, please disclose how industry classifications are determined, especially with respect to infrastructure and real estate industries.

RESPONSE TO COMMENT 28

Instruction 4 to Item 9(b)(1) of Form N-1A states: “Disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).” Consequently, the Fund respectfully declines to make the requested revision. A description of how industry classifications are determined has been added to the Statement of Additional Information. Please see Appendix B.

COMMENT FOR NUVEEN SMALL CAP GROWTH OPPORTUNITIES FUND AND NUVEEN SMALL CAP VALUE FUND

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 29 — INVESTMENT RESTRICTIONS

In the paragraph discussing a concentration in an industry, please change “net assets” to “total assets.”

RESPONSE TO COMMENT 29

Instruction 4 to Item 9(b)(1) of Form N-1A states: “Disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).” Consequently, the Fund respectfully declines to make the requested revision.

COMMENT FOR NUVEEN CONCENTRATED CORE FUND

PROSPECTUS

COMMENT 30 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Because the Fund may invest in a subset of the Russell 1000 Index, please include the capitalization range of the larger capitalization companies in which the Fund may invest.

RESPONSE TO COMMENT 30

The prospectus disclosure concerning the sub-adviser’s intention to focus on larger capitalization companies in the Russell 1000 Index is provided for descriptive purposes only. The Fund is not required to invest a certain percentage of its assets in companies within a specific market capitalization range. Consequently, management believes including such a range may lead to investor confusion regarding the Fund’s holdings.

COMMENT FOR NUVEEN INTERNATIONAL GROWTH FUND

PROSPECTUS

COMMENT 31 — MORE ABOUT OUR INVESTMENT STRATEGIES

In the disclosure regarding non-U.S. investments, please describe in more detail how the Fund defines non-U.S. issuers.

RESPONSE TO COMMENT 31

Management believes the current disclosures clearly and accurately describe how the Fund classifies non-U.S. issuers. Management believes the Fund’s method for classifying non-U.S. investments is reasonable.

COMMENTS FOR NUVEEN NWQ FLEXIBLE INCOME FUND

PROSPECTUS

COMMENT 32 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please disclose any specific requirements as to duration and maturity.

RESPONSE TO COMMENT 32

The Fund does not have any specific requirements as to duration and maturity. Consequently, no additional disclosures have been made.

COMMENT 33 — FUND SUMMARY — PRINCIPAL RISKS

Please include the general risks associated with municipal securities. In addition, please include disclosures associated with U.S. government and agency securities.

RESPONSE TO COMMENT 33

Management believes the current disclosures are appropriate. As disclosed under “Principal Investment Strategies,” municipal securities and U.S. government and agency securities are included among the types of debt securities in which the Fund may invest. Consequently, they are subject to all of the risk disclosures concerning debt securities already included in the “Principal Risks” section (e.g., “Bond Market Liquidity Risk,” “Call Risk,” “Credit Risk,” “Income Risk,” “Interest Rate Risk,” “Valuation Risk,” etc.), and risks that are unique to municipal securities are disclosed under “Political and Economic Risks.”

COMMENT 34 — FUND SUMMARY — FUND PERFORMANCE

Please provide the information regarding additional indices as required by instruction 2(b) to Item 4(b)(2)(1) of Form N-1A.

RESPONSE TO COMMENT 34

Instruction 2(b) to Item 4(b)(2)(1) of Form N-1A states that a Fund may include information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7) and such Fund should disclose narrative information about the additional index.    Narrative information about the additional indexes presented for the Fund is included in the footnotes accompanying the performance table. Instruction 2(b) to Item 4(b)(2)(1) of Form N-1A also provides the following example of such narrative information: “the information shows how the Fund’s performance compares with the returns of an index of funds with similar objectives.” Since the additional indexes presented in the Fund’s performance table are indexes of securities and not of funds, this example language is not applicable.

COMMENT 35 — MORE ABOUT OUR INVESTMENT STRATEGIES

Please disclose the Fund’s policy to concentrate in the financial services industry, as required by instruction 4 to Item 9 of Form N-1A.

RESPONSE TO COMMENT 35

The disclosure has been revised as requested. Please see Appendix B.

COMMENT 36 — FINANCIAL HIGHLIGHTS

In the table, please include the financial information for the six-month period ended March 31, 2016.

RESPONSE TO COMMENT 36

The information will be included in the Rule 485(b) filing.

COMMENTS FOR NUVEEN PREFERRED SECURITIES FUND

PROSPECTUS

COMMENT 37 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES, FUND SUMMARY — PRINCIPAL RISKS, HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES AND HOW WE MANAGE YOUR MONEY — WHAT THE RISKS ARE

Include in the “Fund Summary” section and the disclosures required by Item 9 of Form N-1A the principal strategies and risks related to contingent convertible bonds (“CoCos”). When discussing the risks, please clearly indicate that the loss absorption characteristics of CoCos are for the benefit of the issuer and that an issuer will exercise the mandatory conversion right in response to an adverse event concerning the issuer, which will likely negatively impact the value of the security to the detriment of the investor. Please also state that CoCos are often rated below investment-grade and disclose the corresponding risks of investing in high-yield securities.

RESPONSE TO COMMENT 37

The requested disclosures have been added. Please see Appendix B.

COMMENT 38 — FUND SUMMARY — FUND PERFORMANCE

The Fund uses the BofA Merrill Lynch U.S. All Capital Securities Index as its primary benchmark. Please revise this disclosure so that the Fund’s primary benchmark is a broad-based index. See Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Release No. 19382 (Apr. 6, 1993).

RESPONSE TO COMMENT 38

Management respectfully declines to make this change because management believes that the BofA Merrill Lynch U.S. All Capital Securities Index (the “Index”) qualifies as a broad-based index in that the Index is designed to mirror the investable universe of all fixed-to-floating rate, perpetual callable and capital securities. Because it tracks this market, management believes that its returns accurately provide a standard against which investors can measure the Fund’s performance.

COMMENT 39 — MORE ABOUT OUR INVESTMENT STRATEGIES

Please disclose the Fund’s policy to concentrate in the financial services industry, as required by instruction 4 to Item 9 of Form N-1A.

RESPONSE TO COMMENT 39

The disclosure has been revised as requested. Please see Appendix B.

COMMENTS FOR NUVEEN ALL-AMERICAN MUNICIPAL BOND FUND

PROSPECTUS

COMMENT 40 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please disclose the average duration of the portfolio.

RESPONSE TO COMMENT 40

The Fund does not have any specific requirements as to average duration. Consequently, no additional disclosure has been made.

COMMENT 41 — FUND SUMMARY — PRINCIPAL RISKS AND HOW WE MANAGE YOUR MONEY — WHAT THE RISKS ARE

If the Fund has significant exposure to Puerto Rico debt, please provide in the “Fund Summary” section and the disclosures required by Item 9 of Form N-1A the principal risks associated with such investments.

RESPONSE TO COMMENT 41

The Fund does not have significant exposure to Puerto Rico debt.

COMMENT 42 — FINANCIAL HIGHLIGHTS

Please include the financial information for the fiscal year ended April 30, 2016 and not the financial information for the six-month period ended October 31, 2015. In addition, please consider whether it is appropriate to incorporate by reference the Annual Report for the fiscal year ended April 30, 2016. Furthermore, please update the disclosures throughout the registration statement to reflect information as of the fiscal year ended April 30, 2016.

RESPONSE TO COMMENT 42

The requested disclosures and revisions will be included in the Rule 485(b) filing.

COMMENTS FOR NUVEEN HIGH YIELD MUNICIPAL BOND FUND

PROSPECTUS

COMMENT 43 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

In the “Annual Fund Operating Expenses” table, please move the “Interest and Fees on Borrowings” and “Interest and Related Expenses from Inverse Floaters” line items to subcaptions under the “Other Expenses” line item and include such expenses within the total for “Other Expenses.” Please explain why this format is not used for other Funds that have inverse floaters.

RESPONSE TO COMMENT 43

The disclosure has been revised as requested. With respect to other Funds, these line items are included only when the referenced fees and expenses are material.

COMMENT 44 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please disclose the average duration of the portfolio.

RESPONSE TO COMMENT 44

The Fund does not have any specific requirements as to average duration. Consequently, no additional disclosure has been made.

COMMENT 45 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The “Principal Investment Strategies” section states that the Fund may invest in total return swaps. Please note that when the Fund engages in total return swaps, in order to satisfy the requirements stated in Investment Company Act Release No. 10666 (Apr. 18, 1979), the Fund must either segregate or earmark an appropriate amount of assets. Also, note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

RESPONSE TO COMMENT 45

The Fund will satisfy the requirements stated in Investment Company Act Release No. 10666 (Apr. 18, 1979) and related guidance when it engages in total return swaps.

COMMENT 46 — FUND SUMMARY — PRINCIPAL RISKS AND HOW WE MANAGE YOUR MONEY — WHAT THE RISKS ARE

If the Fund has significant exposure to Puerto Rico debt, please provide in the “Fund Summary” section and the disclosures required by Item 9 of Form N-1A the principal risks associated with such investments.

RESPONSE TO COMMENT 46

The Fund does not have significant exposure to Puerto Rico debt.

COMMENT 47 — FINANCIAL HIGHLIGHTS

Please include the financial information for the fiscal year ended April 30, 2016 and not the financial information for the six-month period ended October 31, 2015. In addition, please consider whether it is appropriate to incorporate by reference the Annual Report for the fiscal year ended April 30, 2016. Furthermore, please update the disclosures throughout the registration statement to reflect information as of the fiscal year ended April 30, 2016.

RESPONSE TO COMMENT 47

The requested disclosures and revisions will be included in the Rule 485(b) filing.

Tandy Acknowledgment

In connection with the Trust’s registration statement, the Trust acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren